LEGAL PROCEEDINGS

Since February 2004, Federated and
related entities (collectively,
"Federated")
have been named as defendants in several lawsuits, that were consolidated into a single action in the United States
District Court for the Western District
of
Pennsylvania, alleging excessive advisory fees involving one of the Federated-sponsored mutual funds. Without admitting the validity of any claim, Federated reached a final settlement with the Plaintiffs in these cases in April 2011.






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